Mail Stop 3561

December 23, 2009

Howard R. Levine
Chairman of the Board and Chief Executive Officer
Family Dollar Stores, Inc.
P. O. Box 1017
Charlotte, North Carolina 28201-1017

> **Re:** **Family Dollar Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended August 29, 2009**
> **Filed October 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 11, 2009**
> **File No. 001-06807**

Dear Mr. Levine:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 29, 2009

Item 9A. Controls and Procedures, page 55

1. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Please confirm, if true, that your disclosure controls and procedures were designed at the reasonable assurance level. In future filings, if your disclosure controls and procedures are not designed at the reasonable assurance level, then please remove the reference to "reasonable assurance" from your management's conclusion regarding the effectiveness of your disclosure controls and procedures.

Howard R. Levine
Family Dollar Stores, Inc.
December 23, 2009
Page 2

Exhibit 10 – Material Contracts

2. Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided all of the schedules and exhibits to the following exhibits:

*   Exhibit 10.1 – Note Purchase Agreement dated as of September 27, 2005, between Family Dollar Stores, Inc and the various purchasers named therein. (Designated as Exhibit 10.24 to your Form 10-K for the fiscal year ended August 27, 2005);

*   Exhibit 10.3 - $250 million 364-Day Credit Agreement between the Company and Family Dollar, Inc. as Borrowers, and Wachovia Bank… (Designated as Exhibit 10 to your Form 8-k filed on December 19, 2008.)

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements and re-file complete agreements with your next periodic report. Please confirm your understanding in this regard.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

Analysis of fiscal 2009 NEO base salaries, page 18

3. On page 18 you state that "[a]ll salary adjustments also take into account the individual's performance for the prior year." Please discuss the elements of individual performance that the Compensation Committee takes into account when considering salary adjustments. Also, please discuss how the individual performance of each NEO affected the increase that each NEO received, if at all.

Cash Bonus Awards, page 31

4. You state that Mr. Smith's individual performance rating may increase or decrease his potential bonus. Please discuss the elements of Mr. Smith's performance that the Compensation Committee takes into account and please discuss if you made any adjustments to Mr. Smith's bonus based on his individual performance.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director